                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                                (AMENDMENT NO. 2)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            J. L. HALSEY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46622H 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID R. BURT
                       2325-B RENAISSANCE DRIVE, SUITE 21
                               LAS VEGAS, NV 89119
                                 (902) 966-4246
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 17, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: | |


                      (Continued on the following page(s))

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              MR. DAVID R. BURT
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           16,680,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     16,680,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,680,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          20.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TEXAS ADDISON LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           16,680,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     16,680,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,680,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          20.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

================================================================================
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TEXAS BARRINGTON LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            | |
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           16,680,000
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     16,680,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,680,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                            | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          20.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
================================================================================
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     This Amendment No. 2 to Schedule 13D amends and supplements Items 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and exchange Commission (the "SEC") on or about May 28, 2002, by David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (collectively, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of J. L. Halsey Corporation (the "Company," formerly NAHC, Inc.), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on or about September 19, 2002. On December 17, 2002, William T. Comfort, III, a director of the Issuer, exercised an option to purchase 4,170,000 shares of Common Stock of the Issuer, granted to him on September 19, 2002, by Addison Limited Partnership. Items 1-3 of Schedule 13D, as amended by Amendment No. 1, remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the transaction was to enable Mr. William T. Comfort III, the Issuer's Chairman of the Board, to acquire an interest in the Issuer. See
Item 5(c).

     The Reporting Person is aware that the Issuer is in the process of determining whether it is in the best interests of its stockholders for the Issuer to become an investment company under the Investment Company Act of 1940 in order to achieve a higher return on the Issuer's assets. As of the date of this filing, there are no specific plans or proposals of the Reporting Person which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

     (j) Any act similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on SCHEDULE I attached hereto and incorporated herein in full by reference thereto.

     (b) SCHEDULE I attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by ITEM 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in ITEM 2 above.

     (c) On December 17, 2002, William T. Comfort, III, the Issuer's Chairman of the Board, exercised an option to purchase 4,170,000 shares of Common Stock of the Issuer, previously granted to him on September 19, 2002, by Addison Limited Partnership, at an exercise price of $0.04 per share (such exercise price being the closing price on the Common Stock on the over-the-counter bulletin board on September 18, 2002).

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Item 5(c)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III (previously filed as an Exhibit to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 19, 2002, and is incorporated by reference thereto).

99.1 Joint Filing Statement dated May 27, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

                                   SCHEDULE I

                                REPORTING PERSONS

                                                                                         Aggregate
                                                                                         Amount of       Percent of
                              Sole         Shared           Sole          Shared          Shares            Class
                             Voting        Voting       Dispositive     Dispositive    Beneficially     Beneficially
                             Power         Power           Power           Power           Owned            Owned
                           ----------- --------------- --------------- -------------- ---------------- ----------------
Texas Addison Limited         -0-       16,680,000          -0-         16,680,000     16,680,000           20.29%
     Partnership.........

Texas Barrington LLC (1).     -0-       16,680,000          -0-         16,680,000     16,680,000           20.29%

David R. Burt (2)........     -0-       16,680,000          -0-         16,680,000     16,680,000           20.29%


------------------

(1) Consists entirely of shares held by Texas Addison Limited Partnership, a Texas limited partnership. Texas Barrington LLC is the general partner of Texas Addison Limited Partnership.

(2) Consists entirely of shares held by Texas Addison Limited Partnership, which shares could be attributed to David R. Burt as the sole member of Texas Barrington LLC, which is the general partner of Texas Addison Limited Partnership. Mr. Burt disclaims beneficial ownership of all such shares.

The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         JANUARY 2, 2003             By:        /s/ DAVID R. BURT
---------------------------------        ---------------------------------------
               Date                                David R. Burt

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TEXAS BARRINGTON LLC


        JANUARY 2, 2003                  By:       /s/ DAVID R. BURT
-----------------------------------          -----------------------------------
              Date                           David R. Burt
                                             President, Treasurer and Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TEXAS ADDISON LIMITED PARTNERSHIP

                                         By:  TEXAS BARRINGTON LLC,
                                              its general partner


          JANUARY 2, 2003                By:        /s/ DAVID R. BURT
---------------------------------------      -----------------------------------
                Date                         David R. Burt
                                             President, Treasurer and Secretary

                                  EXHIBIT INDEX

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Limited Partnership to William T. Comfort, III (previously filed as an Exhibit to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 19, 2002, and is incorporated by reference thereto).

99.1 Joint Filing Statement dated May 28, 2002, among David R. Burt, Texas Addison Limited Partnership and Texas Barrington LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).